IGM Biosciences, Inc.

325 E. Middlefield Road

Mountain View, CA 94043

November 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	IGM Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-275519

Acceleration Request

Requested Date:        November 17, 2023

Requested Time:        4:00 p.m.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IGM Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-275519) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041 or, in her absence, James Babikian at (206) 670-2833.

[Signature page follows]

Sincerely,

IGM Biosciences, Inc.

/s/ Paul Graffagnino
Paul Graffagnino
Senior Vice President, Legal Affairs

cc:	Fred Schwarzer, IGM Biosciences, Inc.

Misbah Tahir, IGM Biosciences, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

James Babikian, Wilson Sonsini Goodrich & Rosati, P.C.